Exhibit 99.4

News Announcement
                                                              [brightstation
                                                              logo appears here]

                     Smartlogik partners with Norcontrol to
               spearhead move into Spain, Portugal & Latin America

London, 23 March 2001: Bright Station plc (LSE: BSN, NASDAQ: BSTN) (www.brightstation.com), the technology company and leading provider of Internet and eCommerce solutions, announces that its information discovery subsidiary, Smartlogik, (www.smartlogik.com) has signed Norcontrol as a Value Added Reseller for the Spanish, Portuguese and Latin American marketplaces.

Norcontrol is the Quality Management division of Soluziona, the second largest consultancy in Spain, employing over 4,500 professionals throughout 37 countries with an annual turnover of $300M.

Gerardo Malvido, Head of Innovation at Norcontrol comments, "We chose Smartlogik after an extensive evaluation because we believe it is the best knowledge management technology on the market today. Smartlogik's advanced concept-based search engine and accurate rule-based categorisation will be core to our next generation quality management solutions. We look forward to a mutually profitable and long term relationship with the company."

 "The Norcontrol partnership is very exciting as it opens up new markets for us on two different fronts," noted Stephen Hill, Smartlogik CEO. "Not only does it give us significant presence in Spain, Portugal & Latin America, but it also opens up the quality management sector to Smartlogik technology. This is an excellent example of our strategic partnership programme at work."

- ENDS -

For further information please contact:

Campbell Macpherson, Strategic Planning & Marketing Director       020 7930 6900
Bright Station plc
CampbellMacpherson@brightstation.com
------------------------------------

John Fanning, Marketing Director                                   020 7930 6900
Smartlogik
JohnFanning@smartlogik.com
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John Olsen /Nick Lockwood                                          020 7357 9477

Hogarth Partnership Ltd
jolsen@hogarthpr.co.uk
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Notes to editors:

Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. Its main divisions are:

Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management and information discovery solutions. Smartlogik solutions combine state-of-the-art open technologies that enable user-friendly searching, indexing and categorization of unstructured information with business-friendly implementation services to ensure that every corporation realizes maximum benefit from its Smartlogik solution.

Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and enable retailers to concentrate on the value-adding parts of the business such as customer service, product development and marketing.

WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued and organized into information zones to deliver context specific and accurate information retrieval on the web.

OfficeShopper - The Internet procurement and business supplies vendor providing businesses with everything from copier paper, printer cartridges, the latest fax machines, and the humble paperclip to an impressive range of office furniture.

Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.

Bright Station Symphony - responsible for coordinating the various assets of Bright Station to provide integrated IT solutions for major partners such as Virgin and Intel.